Exhibit 99.1

THE INFORMATION CONTAINED IN THIS ANNOUNCEMENT IS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 596/2014.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

Tiziana Life Sciences Plc (the “Company”)

Result of General Meeting

At the General Meeting of the Company held at 11.00 a.m. on 2 October 2020, both of the resolutions were duly passed.

The anticipated timetable for the demerger of Accustem Sciences Limited (to be re-registered as Accustem Sciences Plc) is as follows:

14 October 2020 – Court Hearing for Directions

27 October 2020 – Final Court Hearing to approve Reduction of Capital

29 October 2020 – Reduction of Capital becomes effective

7:00 a.m. on 30 October 2020 – Demerger Record Time

30 October 2020 – Completion of Demerger

2 November 2020 – Ex-entitlement date for Accustem Shares

The Company confirms that it has now received clearance from HMRC under section 138(1) of the Taxation of Chargeable Gains Act 1992 that HMRC is satisfied that the Demerger is being effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of a liability to capital gains tax or corporation tax. Accordingly, Shareholders should not be treated, by virtue of the receipt of Accustem Shares under the Demerger, as making a disposal of their Tiziana Shares for the purposes of taxation of chargeable gains.

Capitalised terms used in this announcement have the meanings given to them in the circular to shareholders dated 16 September 2020.

The results of the poll, including the proxy voting, will be available shortly on the Company’s website at https://www.tizianalifesciences.com/

The person who arranged for the release of this announcement was Gabriele Cerrone, Chairman.

For further enquiries:

United Kingdom Investors:

Tiziana Life Sciences Plc	+44 (0)20 7495 2379
Gabriele Cerrone, Chairman and Founder

Cairn Financial Advisers LLP (Nominated Adviser)	+44 (0)20 7213 0880
Liam Murray/Jo Turner

Optiva Securities Limited (Broker)	+ 44 (0)20 3981 4173
Robert Emmet

United States Investors:	Office 1 800 RED CHIP (733 2447)
Dave Gentry	Cell 407-491-4498 (USA)
RedChip Companies Inc.	dave@redchip.com